SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
COMMISSION FILE NO. 0-13322

A. Full title of the plan and address of the plan, if different from that of issuer named below:
United Bankshares, Inc. Savings and Stock Investment Plan
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Form 11-K
United Bankshares, Inc.
Savings and Stock Investment Plan
Year Ended December 31, 2008
Required Information
The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:
Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
United Bankshares, Inc. Plan Sponsor
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2008, on the basis of accounting described in Note 1.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at December 31, 2008, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 24, 2009

United Bankshares, Inc.
Savings and Stock Investment Plan
Statements of Net Assets Available for Benefits—
Modified Cash Basis

	December 31
	2008	2007

Assets
Cash and cash equivalents	$5,376,265	$3,451,702
Investments, at fair value	32,461,466	33,978,059
Loans receivable	40,375	67,758

Net assets available for benefits	$37,878,106	$37,497,519

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan
Statement of Changes in Net Assets Available for Benefits—
Modified Cash Basis
Year Ended December 31, 2008

Additions
Investment income:
Interest and dividends	$1,504,090

Contributions:
Employees	2,778,565
Employer	944,727

3,723,292

Total additions	5,227,382

Deductions
Net depreciation in fair value of investments	2,255,658
Withdrawals and benefits paid directly to participants	2,591,137

Total deductions	4,846,795

Net increase	380,587

Net assets available for benefits:
Beginning of year	37,497,519

End of year	$37,878,106

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis
December 31, 2008
1. Significant Accounting Policies
Accounting Method
The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash Equivalents
Cash equivalents are primarily investments in the Federated Government Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The fair value of cash equivalents approximates cost.
Investments
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 5 for further discussion of fair value measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
1. Significant Accounting Policies (continued)
Loans Receivable
The participant loans are valued at their outstanding balances, which approximate fair value.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. In addition, the FASB issued FASB Staff Position 157-3 (FSP 157-3), Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, in October 2008. FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 on January 1, 2008.
In April 2009, the FASB issued FASB Staff Position 157-4 (FSP 157-4), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 2004, the Plan was amended to incorporate the necessary changes to convert the employer stock fund portion of the Plan to an ESOP and to incorporate the election provisions required pursuant to Internal Revenue Code (the Code) Section 404(k). In late 2006, the Plan was amended to comply, effective January 1, 2007, with the employer stock diversification requirements outlined in the Pension Protection Act of 2006.
Contributions
Active participants may defer up to 100% of their annual pre-tax compensation subject to the Code’s limitations. Prior to December 31, 2008, United contributed an amount equal to 100% of the first 2% of the participant’s deferral and 25% of the next 2% of the participant’s deferral. Beginning January 1, 2009, United will match 100% of the first 3% of the participant’s deferral and 25% of the next 1% of the participant’s deferral. These matching contributions are made by United on a semimonthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.
Participants may choose to have their deferral contributions directed to any of 19 investment options including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
2. Description of the Plan (continued)
Participant Accounts
Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participating employees are immediately fully vested as to employee and employer contributions to the Plan.
Payment of Benefits
On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1/2.
Plan Termination
Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
3. Investments
Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.
The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2008	2007

American Funds Growth Fund of America	$2,002,961	$2,978,320
Federated Kaufmann Fund	—	3,036,838
Janus Balanced Fund	—	1,934,060
Julius Baer International Equity Fund	—	1,997,551
United Bankshares, Inc. Common Stock:
Participant-Directed	7,371,425	6,069,441
Non-participant-Directed	13,400,703	11,510,279
During 2008, the current value of the Plan’s investments (including investments purchased, sold, and held during the year), as determined principally by quoted market values, appreciated (depreciated) as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value
of Investments

Shares of registered investment companies	$(5,872,993)
United Bankshares, Inc. Common Stock	3,617,335

$(2,255,658)

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
4. Non-Participant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

	December 31
	2008	2007

Investments, at fair value:
United Bankshares, Inc. Common Stock	$13,400,703	$11,510,279

Year Ended
December 31
2008
Change in net assets:
Contributions	$944,727
Dividends	479,758
Net realized and unrealized depreciation in fair value	1,426,135
Distributions to participants	(960,196)

$1,890,424

5. Fair Value Measurements
The Plan adopted SFAS 157 on January 1, 2008, to determine the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.
SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The three levels of the fair value hierarchy under SFAS 157, based on these two types of inputs, are as follows:
Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
5. Fair Value Measurements (continued)
Level 2 — Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.
Level 3 — Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.
The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.
The following describes the valuation techniques used by Plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.
Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are valued at Level 1. Some of the Plan’s investment choices represent funds of funds and are valued at Level 2 because quoted market prices are not available. The value of this type of investment is calculated daily by the fund administrator. Its initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.
Participant loans are valued at their outstanding balances, which approximate fair value. They are not actively traded and significant other observable inputs are not available so they are considered Level 3.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
5. Fair Value Measurements (continued)
The following table presents the balances of financial assets measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)

Company stock	$20,772,128	$20,772,128	$—	$—
Mutual funds	11,689,338	11,544,083	145,255	—
Loans to participants	40,375	—	—	40,375

Total assets at fair value	$32,501,841	$32,316,211	$145,255	$40,375

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Participant
Loans

Balance at beginning of year	$67,758
Purchases, sales, issuances, and settlements (net)	(27,383)

Balance at end of year	$40,375

6. Benefits Payable
Participants elected to withdraw $2,414 and $3,908 as of December 31, 2008 and 2007, respectively. These amounts were approved and processed for payment but were not paid as of the respective period end.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
7. Reconciliation of Financial Statements to Form 5500
For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $5,376,265 and $3,451,702 as of December 31, 2008 and 2007, respectively. No cash was held by the Plan as of December 31, 2008 and 2007, which was classified as non-interest-bearing cash on the Form 5500.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
10. Transactions with Parties-in-Interest
The Plan holds 625,290 shares of United common stock, which had a fair value of $33.22 per share at December 31, 2008.
United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.
United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.
Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

Supplemental Schedules—
Modified Cash Basis

United Bankshares, Inc.
Savings and Stock Investment Plan
EIN #55-0641179 Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at
End of Year)—Modified Cash Basis
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

*	Federated Government Obligations Fund (cash equivalents)	5,376,246 shares	$—	$5,376,246
*	Federated Prime Obligations Fund (cash equivalents)	19 shares	—	19
	Allianz NFJ Small Cap Value Fund	2,418 shares	—	46,936
	American Funds Growth Fund of America	98,571 shares	—	2,002,961
*	Federated Max-Cap Fund	103,675 shares	—	1,055,409
*	Federated Income Trust	117,941 shares	—	1,233,666
*	Federated Kaufmann Fund	447,951 shares	—	1,612,624
*	Federated Kaufmann Small Cap Fund	7,060 shares	—	102,857
*	Federated Stk Tr Sh Ben	59,048 shares	—	1,038,062
*	Federated Total Return Bond Fund	97,887 shares	—	996,494
	Goldman Sachs Mid Cap Equity	16,159 shares	—	353,235
	Janus Balanced Fund	87,191 shares	—	1,745,561
	Julius Baer International Equity Fund	118,900 shares	—	1,171,166
	MDT All Cap Core Fund	14,741 shares	—	136,649
	RS Partners Fund	2,692 shares	—	48,463
	T. Rowe Price Retirement Fund 2010 Fund-R	6,306 shares	—	70,126
	T. Rowe Price Retirement Fund 2020 Fund-R	2,027 shares	—	22,318
	T. Rowe Price Retirement Fund 2030 Fund-R	1,934 shares	—	21,390
	T. Rowe Price Retirement Fund 2040 Fund-R	2,857 shares	—	31,421
*	United Bankshares, Inc. Common Stock	625,290 shares	18,447,273	20,772,128
*	Loans to participants (interest rates ranging from 5% to 10%)			40,375

				$37,878,106

*	Represents a party-in-interest to the Plan.

United Bankshares, Inc.
Savings and Stock Investment Plan
EIN #55-0641179 Plan #003
Schedule H, Line 4j — Schedule of Reportable Transactions—
Modified Cash Basis
Year Ended December 31, 2008

					(f)		(h) Current
	(b)				Expense		Value of
(a)	Description of Asset (Include	(c)	(d)	(e)	Incurred	(g)	Asset on	(i)
Identity of Party	Interest Rate and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Involved	Case of a Loan)	Price	Price	Rental	Transaction	Asset	Date	or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common stock	$5,550,301	$5,975,810	$—	$—	$5,405,980	$—	$569,830

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc. Savings and Stock Investment Plan
/s/ Jack C. Stokes
Mr. Jack C. Stokes
Plan Administrator

June 24, 2009